UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share**

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Andrew Y. Yan

c/o M&C Corporate Services Limited

P.O. Box 309GT

Ugland House, South Church Street

George Town, Grand Cayman

Cayman Islands

+852 2918-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing 2 Common Shares.

***	CUSIP number of the American Depositary Shares.

CUSIP No. 00211V106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SB Asia Investment Fund II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,147,208 Common Shares[1] (See Item 5)
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 15,147,208 Common Shares[1] (See Item 5)
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,147,208 Common Shares[1] (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.0%[2] (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

[1]	Includes 12,707,436 Common Shares and 1,219,886 American Depositary Shares representing 2,439,772 Common Shares.
[2]	Based on 45,901,740 outstanding Common Shares as of December 31, 2012.

CUSIP No. 00211V106

1.	Names of Reporting Persons. [Please create a separate cover sheet for each entity]. I.R.S. Identification Nos. of above persons (entities only) SAIF II GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,147,208 Common Shares[3] (See Item 5)
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 15,147,208 Common Shares[3] (See Item 5)
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,147,208 Common Shares[3] (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.0%[4] (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

[3]	Includes 12,707,436 Common Shares and 1,219,886 American Depositary Shares representing 2,439,772 Common Shares.
[4]	Based on 45,901,740 outstanding Common Shares as of December 31, 2012.

CUSIP No. 00211V106

1.	Names of Reporting Persons. [Please create a separate cover sheet for each entity]. I.R.S. Identification Nos. of above persons (entities only) SAIF Partners II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,147,208 Common Shares[5] (See Item 5)
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 15,147,208 Common Shares[5] (See Item 5)
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,147,208 Common Shares[5] (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.0%[6] (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

[5]	Includes 12,707,436 Common Shares and 1,219,886 American Depositary Shares representing 2,439,772 Common Shares.
[6]	Based on 45,901,740 outstanding Common Shares as of December 31, 2012.

CUSIP No. 00211V106

1.	Names of Reporting Persons. [Please create a separate cover sheet for each entity]. I.R.S. Identification Nos. of above persons (entities only) SAIF II GP Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,147,208 Common Shares[7] (See Item 5)
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 15,147,208 Common Shares[7] (See Item 5)
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,147,208 Common Shares[7] (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.0%[8] (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

[7]	Includes 12,707,436 Common Shares and 1,219,886 American Depositary Shares representing 2,439,772 Common Shares.
[8]	Based on 45,901,740 outstanding Common Shares as of December 31, 2012.

This Amendment No. 1 (the “Amendment”) relating to common shares, par value $0.01 per share (the “Common Shares”), and American Depositary Shares, each representing two Common Shares (the “ADS”), issued by ATA Inc. (the “Issuer”) is filed to amend the Schedule 13D (the “Initial Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on behalf of each of the Reporting Persons on March 15, 2010.

The Reporting Persons are filing this Amendment because SB Asia Investment Fund II L.P. (“SAIF Fund II”) acquired the Note (as defined in Item 6) from Able Knight Development Limited, a British Virgin Islands company (“Able Knight”), on April 25, 2013. Able Knight is ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Mr. Xiaofeng Ma, the chairman and chief executive officer of the Issuer, as the settlor and certain family members of Mr. Xiaofeng Ma as the beneficiaries. On the same date, Able Knight pledged its 4,998,988 Common Shares of the Issuer to SAIF Fund II to secure the repayment of the Note pursuant to the Share Pledge Agreement (as defined in Item 6).

Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings to such terms in the Initial Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Each of the Reporting Persons may be deemed to have beneficial ownership of an aggregate of 15,147,208 Common Shares. Such Common Shares represented approximately 33.0% of the outstanding Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of the Reporting Persons under Section 13(d) of the Act. All percentages of Common Shares beneficially owned described in this statement are based upon 45,901,740 Common Shares outstanding as of December 31, 2012.

(b) Each of the Reporting Persons may be deemed to exercise sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 15,147,208 Common Shares. Each of the Reporting Persons may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 0 Common Shares. Mr. Yan beneficially owns 330,400 Common Shares.

(c) Not applicable.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by inserting the following before the last paragraph thereof:

Exchangeable Promissory Note

On April 25, 2013, Able Knight issued to SAIF Fund II an exchangeable promissory note in the aggregate principal amount of US$5,000,000 (the “Note”). Pursuant to the Note, unless prepaid earlier upon a twenty (20) days’ prior written notice, Able Knight promises to pay SAIF Fund II on February 24, 2014 (the “Maturity Date”) an aggregate principal amount of US$5,000,000 plus interest accrued but unpaid on the outstanding principal amount at the rate of 15% per annum. If Able Knight fails to repay any principal amount of the Note by the Maturity Date, SAIF Fund II may, during a 20-day period following the Maturity Date, elect to exchange all the unpaid principal amount, together with accrued but unpaid interest thereon, for Common Shares held by Able Knight, at an exchange price (the “Exchange Price”) equal to 200% of the weighted average price (as defined in the Note) of the Common Shares for the 90-trading day period ending on the trading day immediately preceding the date when SAIF Fund II delivers a notice of exchange to Able Knight, provided that the Exchange Price shall not be below US$4.75.

The foregoing description of the terms of the Note is qualified in its entirety by reference to the copy of the Note filed with this report as Exhibit 2, incorporated herein by reference.

Share Pledge Agreement

Pursuant to a share pledge agreement (the “Share Pledge Agreement”), dated April 25, 2013, by and between Able Knight and SAIF Fund II, Able Knight has pledged an aggregate of 4,998,988 Common Shares of the Issuer (the “Pledged Shares”) to SAIF Fund II to secure the performance of its repayment and other obligations under the Note.

Upon the occurrence of any event of default (as defined in the Share Pledge Agreement) and unless such event of default is remedied within 20 days, SAIF Fund II may dispose of any Pledged Shares and apply the proceeds thereof in discharge of the secured obligations and have discretion to exercise all voting rights attaching to any Pledged Shares. Upon the full satisfaction and performance of the repayment and other obligations under the Note, the security created under the Share Pledge Agreement shall be automatically and unconditionally discharged.

The foregoing description of the terms of the Share Pledge Agreement is qualified in its entirety by reference to the copy of the Share Pledge Agreement filed with this report as Exhibit 3, incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 of the initial Schedule 13D filed with the Securities and Exchange Commission on March 15, 2010)

2.	Exchangeable Promissory Note, dated April 25, 2013, by and between Able Knight Development Limited and SB Asia Investment Fund II L.P.

3.	Share Pledge Agreement, dated April 25, 2013, by and between Able Knight Development Limited and SB Asia Investment Fund II L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2013	SB Asia Investment Fund II L.P.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the
General Partner of SAIF Partners II L.P., which
is the General Partner of SAIF II GP L.P., which
is the General Partner of SB Asia Investment
Fund II L.P.

SAIF II GP L.P.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the
General Partner of SAIF Partners II L.P., which
is the General Partner of SAIF II GP L.P.

SAIF Partners II L.P.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the
General Partner of SAIF Partners II L.P.

SAIF II GP Capital Ltd.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director